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                  RELEASE ON THE REGULATORY NEWS SERVICE (RNS)
                                     OF THE
                              LONDON STOCK EXCHANGE


     "Randgold Resources today announces that Mr Roger A Williams, the Company's Chief Financial Officer, in terms of the rules of the Company's Share Option Scheme, exercised 13 879 share options on Thursday, 22 May 2003. The exercise price of the 13 879 shares was US$6.05 per share. Of the 13 879 shares, Mr Williams disposed of 11 568 shares at a market price of US$19.25 per share. Following the transaction, Mr Williams' total holding in the Company has increased by the balance of 2 311 shares to 18 000 shares or 0.06% of the issued share capital."